NEWS RELEASE

“Board Appointments”

June 23, 2005	TSX -V: ARS

Vancouver, B.C. - Augusta Resource Corporation (the “Company”) is pleased to announce, pursuant to its 2005 Annual Meeting of Shareholders held on June 15, 2005 at the Company’s head office in Vancouver, B.C., that Mr. W. Durand (Randy) Eppler has been appointed to the Company’s Board of Directors.

“The Company is proud to have a seasoned executive of the caliber of Randy Eppler join our Board.” says Richard Warke, Chairman. Mr. Eppler is currently President of New World Advisors, LLC providing strategic and business advisory services to global resource companies. Mr. Eppler has extensive experience in the design and execution of strategic planning efforts focused on building shareholder wealth and corporate growth. Prior to forming New World Advisors in August 2004, Mr. Eppler was Vice President of Newmont Mining Corporation where he had a key role in helping Newmont achieve its status as the global leader in the gold industry, focusing on corporate development efforts, mergers and acquisitions and international business ventures. Mr. Eppler joined Newmont in 1995 after a 20-year career in commercial and investment banking in the global resource sector, principally with Chemical Banking Corporation (now JP Morgan). Mr. Eppler has a Master of Science degree in Mineral Economics from the Colorado School of Mines and a Bachelor of Arts degree from Middlebury College. He is a 25-year member of the Society of Mining Engineers of A.I.M.E.

Board members re-elected for the 2005/2006 term are: Donald B. Clark, Gil Clausen, Dr. Christopher M. H. Jennings, Michael A. Steeves, Robert P. Wares and Richard W. Warke.

The Company also announces the grant of incentive stock options to Mr. Eppler to purchase up to 100,000 common shares at a price of $2.30 per share for a period of five years expiring on June 23, 2010.

ON BEHALF OF THE BOARD OF DIRECTORS

“Richard W. Warke”
_____________________________
Richard W. Warke
Chairman

No Stock Exchange has approved or disapproved the information contained in this News Release.
For additional information, contact Investor Relations
Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717, Facsimile: 604 687 1715, E-mail: info@augustaresource.com